UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Geeknet, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

36846Q203

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 36846Q203	Page 2 of 9 Pages

(1)	Names of reporting persons TCS Global Equity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 553,144
(6) Shared voting power 0
(7) Sole dispositive power 553,144
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 553,144
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 36846Q203	Page 3 of 9 Pages

(1)	Names of reporting persons TCS Capital GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 553,144
(7) Sole dispositive power 0
(8) Shared dispositive power 553,144
(9)	Aggregate amount beneficially owned by each reporting person 553,144
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 36846Q203	Page 4 of 9 Pages

(1)	Names of reporting persons TCS Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 553,144
(7) Sole dispositive power 0
(8) Shared dispositive power 553,144
(9)	Aggregate amount beneficially owned by each reporting person 553,144
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person (see instructions) IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 36846Q203	Page 5 of 9 Pages

(1)	Names of reporting persons Eric Semler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 553,144
(7) Sole dispositive power 0
(8) Shared dispositive power 553,144
(9)	Aggregate amount beneficially owned by each reporting person 553,144
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), and Eric Semler (together with TCS Global, TCS GP and TCS Management, the “Reporting Persons”). This Schedule 13G relates to common stock, par value $0.001 per share (the “Common Stock”) of Geeknet, Inc., a Delaware corporation (the “Issuer”), purchased by Eric Semler, TCS GP and TCS Management for the account of TCS Global. TCS GP acts as general partner to TCS Global and TCS Management acts as investment manager to TCS Global. Mr. Semler, as the managing member of each of TCS GP and TCS Capital, controls the investment decisions of both entities.

This Schedule 13G serves as an amendment to the Schedule 13G filed on February 28, 2011.

Item 1(a)	Name of Issuer.

Geeknet, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

11216 Waples Mill Rd.

Suite 100

Fairfax, VA, 22030

Item 2(a)	Name of Person Filing.

(1)	TCS Global Equity Master Fund, L.P.

(2)	TCS Capital GP, LLC

(3)	TCS Capital Management, LLC

(4)	Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

888 Seventh Avenue, Suite 1504

New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

(1)	TCS Global Equity Master Fund, L.P. is a Cayman Islands exempted limited partnership.

(2)	TCS Capital GP, LLC is a Delaware limited liability company.

(3)	TCS Capital Management, LLC is a Delaware limited liability company.

(4)	Eric Semler is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.

36846Q203

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

(a)	TCS Global, TCS GP, TCS Management and Eric Semler may be deemed the beneficial owners of 553,144 shares of Common Stock.

(b)

TCS Global, TCS GP, TCS Management and Eric Semler may be deemed the beneficial owners of 8.7% of the outstanding shares of Common Stock. This percentage was determined by dividing 553,144 by 6,350,932, which is the number of shares of Common Stock outstanding as of October 31, 2011, according to the Issuer’s Form 10Q filed on November 4, 2011 with the Securities and Exchange Commission.

(c)	TCS Global, TCS GP, TCS Management and Eric Semler have the shared power to vote and dispose of the 553,144 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99-1

Joint Filing Agreement, dated February 14, 2012, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

TCS GLOBAL EQUITY MASTER FUND, L.P.

By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

TCS CAPITAL GP, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

ERIC SEMLER

By:	/s/ Eric Semler